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                       SECURITIES AND EXCHANGE COMMISSION


                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934

                                (Amendment No. 2)

                         Summit Holding Southeast, Inc.
                                (Name of Issuer)


                          Common Stock, $.01 par value
                         (Title of Class of Securities)


                                    866078108
                                 (CUSIP Number)

                                 Daniel S. Loeb
                      Third Point Management Company L.L.C.
                           277 Park Avenue, 26th Floor
                               New York, New York
                                      10172
                                 (212) 350-5170
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                December 29, 1997
              (Date of Event which Requires Filing this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].





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SCHEDULE 13D

CUSIP No. 866078108

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Third Point Management Company L.L.C.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                   Not Applicable                            a[ ]
                                                             b[ ]
3.       SEC USE ONLY

          4.      SOURCE OF FUNDS*
                            OO

          5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEMS 2(d) OR 2(e)              [ ]

          6.      CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware

                                    7.      SOLE VOTING POWER

                                            None

                                    8.      SHARED VOTING POWER
NUMBER OF
  SHARES
BENEFICIALLY                                549,600
 OWNED BY
REPORTING                           9.      SOLE DISPOSITIVE POWER
  PERSON                                    None
   WITH
                                    10.     SHARED DISPOSITIVE POWER
                                            549,600

          11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                            549,600

          12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES*                           [ ]

          13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                            9.5%

          14.     TYPE OF REPORTING PERSON*
                  00



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SCHEDULE 13D

CUSIP No. 866078108

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Daniel S. Loeb

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                   Not Applicable                               a[ ]
                                                                b[ ]
3.       SEC USE ONLY

          4.      SOURCE OF FUNDS*
                            OO

          5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEMS 2(d) OR 2(e)              [ ]

          6.      CITIZENSHIP OR PLACE OF ORGANIZATION
                            United States

                                    7.      SOLE VOTING POWER

                                            None

                                    8.      SHARED VOTING POWER
NUMBER OF
  SHARES
BENEFICIALLY                                549,600
 OWNED BY
REPORTING                           9.      SOLE DISPOSITIVE POWER
  PERSON                                    None
   WITH
                                    10.     SHARED DISPOSITIVE POWER
                                            549,600

          11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                            549,600

          12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES*                            [ ]

          13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                            9.5%

          14.     TYPE OF REPORTING PERSON*
                  IN



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SCHEDULE 13D

CUSIP No. 866078108

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Third Point Partners L.P.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                   Not Applicable                                      a[ ]
                                                                       b[ ]
3.       SEC USE ONLY

          4.      SOURCE OF FUNDS*
                            OO

          5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]

          6.      CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware

                                    7.      SOLE VOTING POWER

                                            None

                                    8.      SHARED VOTING POWER
NUMBER OF
  SHARES
BENEFICIALLY                                261,740
 OWNED BY
REPORTING                           9.      SOLE DISPOSITIVE POWER
  PERSON                                    None
   WITH
                                    10.     SHARED DISPOSITIVE POWER
                                            261,740

          11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                            261,740

          12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES*                               [ ]

          13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                            4.5%

          14.     TYPE OF REPORTING PERSON*
                  PN



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          This statement amends and supplements the information set forth in the
Schedule 13D (the "Schedule 13D") filed by the Reporting Persons (as defined therein) with the Securities and Exchange Commission on June 2, 1997, as amended by Amendment No. 1 ("Amendment No. 1"), and constitutes Amendment No. 2 to the
Schedule 13D. Capitalized terms used herein without definition shall have the meaning assigned to such terms in the Schedule 13D.

Item 2.  Identity and Background

          The first sentience of the second paragraph of Item 2 is revised and amended in its entirety as set forth below.

          Third Point L.L.C. serves as discretionary investment manager to each of (1) Third Point Partners, (2) Third Point Offshore Fund, Ltd., a Cayman Islands exempted company with limited liability, (3) Points West International Investments Limited, a British Virgin Islands corporation and (4) certain additional institutional accounts (collectively, the "Accounts").

Item 3.  Sources and Amounts of Funds or Other Consideration

          The first sentence of Item 3 is revised and amended in its entirety as set forth below.

          The Accounts expended an aggregate of approximately $10,996,087 (including brokerage commissions, if any) to purchase the 549,600 shares of Common Stock held by them.

Item 5.  Interest in Securities of the Issuer

          Item 5 is revised and amended in its entirety as set forth below.

          (a)-(b) On the date of this Statement:




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          (i) Mr. Loeb has beneficial ownership for purposes of Section 13(d) of the Securities Exchange Act of 1934 ("Beneficial Ownership") of 549,600 shares of Common Stock by virtue of his position as the managing member of Third Point L.L.C. Such shares represent 9.5% of the issued and outstanding Common Stock.
Mr. Loeb shares voting power and dispositive power over the Common Stock with Third Point L.L.C., and with Third Point Partners to the extent Third Point Partners has Beneficial Ownership of shares of Common Stock.

          (ii) Third Point L.L.C. has Beneficial Ownership of 549,600 shares of Common Stock by virtue of its position as the investment manager to The Accounts. Such shares represent 9.5% of the issued and outstanding Common Stock. Third Point L.L.C. shares voting power and dispositive power over the Common Stock with Mr. Loeb, and with Third Point Partners to the extent Third Point Partners has Beneficial Ownership of shares of Common Stock.

          (iii) Third Point Partners has Beneficial Ownership of 261,740 shares of Common Stock. Such shares represent 4.5% of the issued and outstanding Common Stock. Third Point Partners shares voting power and dispositive power over the Common Stock held by it with Third Point L.L.C. and Mr. Loeb.

          The percentages used herein are calculated based upon the 5,791,100 shares of Common Stock stated to be issued and outstanding at October 31, 1997, as reflected in the Company's report on Form 10-Q for the quarter ended September 30, 1997.



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          (c) The trading dates, number of shares purchased or sold and price per share (including commissions, if any) for all transactions by the Reporting Persons since the filing of Amendment No. 1 are set forth in Schedule I hereto. All such transactions were over-the-counter transactions.

          (d) No person other than each of the Accounts and their respective limited partners, shareholders or account holders is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds of sale of shares of Common Stock.

          (e) On November 17, 1997, Third Point Partners ceased to be the beneficial owner of more than five percent of the Common Stock and thus will no longer be deemed a Reporting Person so long as its beneficial ownership does not exceed five percent of the Common Stock.

Item 7.  Material to be Filed as Exhibits

          The Joint Filing Agreement among the Reporting Persons filed as
Exhibit 99 to the Schedule 13D is hereby incorporated by reference.



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Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

 Dated: January 6, 1998


                                    THIRD POINT MANAGEMENT COMPANY L.L.C.



                                     By:      /s/ Daniel S. Loeb
                                              _______________________________
                                              Name:  Daniel S. Loeb
                                              Title: Managing Member



                                     /s/ Daniel S. Loeb
                                     ________________________________________
                                                 Daniel S. Loeb



                                     THIRD POINT PARTNERS L.P.

                                            By:  THIRD POINT ADVISORS L.L.C.,
                                                      its General Partner



                                            By:      /s/ Daniel S. Loeb
                                                     ________________________
                                                      Name:  Daniel S. Loeb
                                                      Title: Managing Member






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                                                                 Schedule I
                                                                 ----------


A.    Purchases

Date                 Shares Purchased              Price Per Share
----                 ----------------              ---------------

7/16/97                      12,000                     $18.625

7/17/97                       3,000                      18.625

10/2/97                      18,000                      20.500

10/2/97                       5,000                      20.125

10/6/97                      28,000                      20.375

10/6/97                       5,000                      20.500

10/28/97                      7,500                      15.250

11/14/97                     20,000                      19.750

11/17/97                     69,860                      21.125

12/29/97                      1,000                      20.875

12/29/97                     52,900                      20.625


B.     Sales

Date                      Shares Sold                 Price Per Share
----                      -----------                 ---------------

9/18/97                      25,000                      $20.000

10/6/97                      28,000                       20.375

11/17/97                     69,860                       21.125




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